UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 31, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

31 May 2007
Number 15/07

BHP BILLITON TO APPOINT MARIUS KLOPPERS AS NEW CEO

The Board of BHP Billiton announced today that Marius Kloppers would succeed Chip Goodyear as Chief Executive Officer from 1 October 2007.

In February the Company announced that Mr Goodyear would retire by the end of the year and that a search was underway for a new Chief Executive Officer.

Chairman Don Argus said the Board was confident that Mr Kloppers would bring to the CEO role the skills needed to take the company to the next stage of its development.

"We are in a time of considerable change in our industry with the emergence of new markets and sources of supply. Marius' vast experience in the resources sector and his demonstrated strategic capabilities provide the skills we need in the next leader of our great company", he said.

Mr Kloppers is currently Group President Non-Ferrous Materials and an Executive Director of BHP Billiton. Since the formation of the BHP Billiton Group in 2001 he has also held the positions of Chief Marketing Officer and Chief Commercial Officer.

Mr Goodyear said Mr Kloppers had extensive experience in the operating, marketing and strategic aspects of the natural resources industry, gained through 14 years with BHP Billiton and its predecessor companies. "Marius has an excellent strategic mind and delivers on his commitments. He has a very value focused leadership style and will make an excellent CEO," he said.

Mr Kloppers said he was humbled by the trust placed in him by the Board. "This is an extraordinary opportunity to lead an outstanding company with talented people and I am committed to continuing the great work of Chip and his team," Mr Kloppers said.

Mr Goodyear will retire as CEO on 30 September and from the Group at the end of the 2007 calendar year.

Mr Kloppers will be based at the Group's headquarters in Melbourne, Australia.

Biographical details of Mr Kloppers are attached.

Marius Kloppers

BE (Chem), MBA, PhD (Materials Science)

DOB: 26 August 1962

Marius was born in South Africa. He obtained a degree in Chemical Engineering from the University of Pretoria (South Africa), a PhD from MIT (USA) and a MBA from Insead (France).

His early career was in petrochemicals with Sasol and materials research with Mintek, both in South Africa. After obtaining his MBA he worked as a management consultant with McKinsey & Co in The Netherlands.

Marius joined the Group in 1993 in the aluminium business and subsequently held a variety of operating and functional roles including General Manager, Hillside Aluminium, and Chief Operating Officer, Aluminium. He was a core member of the team that created the Group's aluminium business. Prior to the formation of BHP Billiton, he held other roles including Chief Executive Samancor Manganese and Group Executive of Billiton Plc with responsibility for its coal and manganese businesses.

He played a central role in the merger of BHP and Billiton, and held the positions of Chief Marketing Officer and then Chief Commercial Officer before being appointed Group President, Non-Ferrous Materials and an executive Director of BHP Billiton Limited and BHP Billiton Plc in January 2006.

Marius is married to Carin, who he met in high school. They live in Melbourne, Australia with their three children, Noni, Reuben and Gabrielle.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898  Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 31 May 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary